September 10, 2024

Sean Homuth
Chief Executive Officer
KWESST Micro Systems Inc.
155 Terence Matthews Crescent,
Unit #1, Ottawa, Ontario, K2M 2A8

       Re: KWESST Micro Systems Inc.
           Registration Statement on Form S-3
           Filed September 6, 2024
           File No. 333-281960
Dear Sean Homuth:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeff Kauten at 202-551-3447 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Richard Raymer, Esq.